Heal Rapidly, LLC
(the "Company")
an Oregon Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - December 31, 2023

Table of Contents





INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Heal Rapidly, LLC. Management

We have reviewed the accompanying financial statements of Heal Rapidly, LLC (the Company) which comprise the statement of financial position as of inception - December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 2, 2025

HEAL RAPIDLY, LLC
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash	1,669
Total Current Assets	1,669
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	1,669
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Members' Capital	10,000
Retained Earnings (Accumulated Deficit)	(8,331)
TOTAL EQUITY	1,669
TOTAL LIABILITIES AND EQUITY	1,669

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2023
Operating Expenses	
General and Administrative Expenses	8,331
Total Operating Expenses	**8,331**
Net Income (Loss)	(8,331)

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Inception	-	-	-	-
Contribution	-	10,000	-	10,000
Distribution	-	-	-	-
Net income (loss)	-	-	(8,331)	(8,331)
Ending balance at 12/31/23	-	10,000	(8,331)	1,669

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(8,331)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(8,331)
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Members' Capital	10,000
Net Cash provided by (used in) Financing Activities	10,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	1,669
Cash at end of period	1,669

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
Notes to the Unaudited Financial Statements
Inception - December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Heal Rapidly, LLC ("the Company") was formed on March 20, 2023, in Oregon as a limited liability company. The Company is currently in the pre-revenue stage and is developing a patent-pending topical wound dressing designed to accelerate wound healing, reduce pain, and minimize the risk of infection.

The Company plans to raise $400,000 in capital through a Regulation CF crowdfunding campaign on WeFunder commencing in January 2025. The proceeds from this funding round will be utilized to:

- Obtain FDA approval for the topical wound dressing.
- Fund pre-launch activities, including marketing and sales channel development.
- The Company intends to launch its product in September 2025.

The Company will operate virtually, leveraging third-party partners for key operational functions:

- Manufacturing and Bottling: The Company will contract with a third-party manufacturer and bottler for the production of the wound dressing.
- Sales and Fulfillment: Amazon will serve as the primary sales and fulfillment channel, responsible for order processing, shipping, and customer returns.
- Marketing and Sales: The Company will maintain a dedicated website for marketing and customer engagement.

The Company's target market is the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as

a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,669 in cash as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative (G&A) expenses encompass various costs associated with the Company's pre-launch activities.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure for 2023.

During 2024, however, the Company entered into a shareholder loan. Refer to Note 7 for additional details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2023, the company had no debt or liabilities.

NOTE 6 – EQUITY

As of December 31, 2023, the Company's authorized equity consists of 1,000,000 units, of which 730,000 units have been issued to four members and 270,000 units remain unallocated. The unallocated shares are earmarked for future fundraising, such as the anticipated CF fundraising on WeFunder.

Voting interests are consistent with Sharing Ratios.

Profit and Losses shall be allocated in accordance with Sharing Ratios.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 2, 2025, the date these financial statements were available to be issued.

In 2024, the Company entered into a shareholder loan to support operations. The loan balance is $2,870 and carries terms of 0% interest and is due on demand.